Simpson Thacher & Bartlett llp

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

VIA EDGAR

August 4, 2025

Re:	ISQ Open Infrastructure Company LLC Registration Statement on Form 10-12G/A

Filed July 3, 2025
File No. 000-56735

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISQ Open Infrastructure Company LLC (the “Company”), we are providing the following responses to the Comment Letter. To assist in your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1 to the Company’s registration statement on Form 10-12G/A. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.

We note your responses to prior comments 2, 3 and 4 provided on June 3, 2025. We note the following statements regarding your primary business, which appear to contain material variations: (i) your sources of income “demonstrate that each Series will be primarily engaged in the business of its JVs”; (ii) you will be “primarily engaged in acquiring, owning and controlling [your] Control JVs”; and (iii) “[you] ha[ve] consistently represented that [you], including [your] significant subsidiaries, will be primarily engaged in managing the operation of [your] portfolio companies through the Control JVs.” We also note apparent variation in the scope of activities considered as part of your analysis of your business, including indication that the JVs will not be consolidated (with indication that their purchases of Infrastructure Assets and portfolio companies will not be considered as part of your status analysis), even while you (i) represent yourself as seeking to “own, control, and provide capital to private companies, Infrastructure Assets and infrastructure-related assets,” (ii) indicate that “we seek to acquire Infrastructure Assets” and (iii) indicate that “[you] will exercise control over [your] Infrastructure Assets.” We have the following related comments:

The Company intends to provide responses under separate cover.

a. Please resolve any inconsistency in the descriptions of your primary business or explain why these descriptions are not inconsistent. In your response, please clarify: (i) what you believe your primary business is; and (ii) the distinction—if any—between “controlling” the JVs, “managing the operation” of the JVs, and being engaged in the business of the JVs.

b. To the extent that you believe you are primarily engaged in the business of your JVs, please: (i) clarify whether your position is that you do or do not buy and sell securities on an ongoing basis as part of your business, citing support for this position; and (ii) address the implications for your status analysis of your assertion that “Control JVs operate with the same fundamental purpose as do the typical SPACs”, including whether you may be primarily engaged in the business of investing in securities by virtue of the fact that, per your description, you are operating as multiple SPACs with extended duration.

c. To the extent you believe that you are not primarily engaged in the business of the JVs:

• Please address whether you, by describing yourself as a “holding company” that will own Infrastructure Assets (even if the description is—sometimes—qualified as being owned “through” JVs) holds yourself out in such a way as to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of your Investment Company Act status analysis.

• Please reconcile this position with the Commission’s position, as expressed in Tonopah, that consideration of an issuer’s primary business is “one of fact [that] must be resolved by a review of the special circumstances applicable to the particular case.” In this regard, we note that your business appears inextricably linked with the ongoing buying and selling of the Infrastructure Assets/portfolio companies, as highlighted throughout your disclosure—apparently indicating that these activities are material circumstances to be evaluated under Tonopah.

• Please discuss whether indicating that you are not primarily engaged in the business of the Control JVs is consistent with your conclusion that your interests in the JVs are not securities. In this regard, we note that not being engaged in the business of the Control JVs would appear to imply that you would be relying on the efforts of others in conducting the business of the Control JVs. To the extent that your position is that you are engaged in these businesses—but not engaged primarily—please explain your conclusion, given that your JV-focused operations appear to be your primary operations.

d. Please clarify which activities of which entities you are considering in analyzing your investment company status. In this regard, we note that your Investment Company Act status analysis appears to disregard some of the JVs’ activities (e.g., their purchases of securities by Infrastructure Assets/portfolio companies), even though you represent yourself as a holding company acquiring those Infrastructure Assets (“our control-oriented acquisitions of Infrastructure Assets…”) and represent the Infrastructure Assets as belonging to you (“Our Infrastructure Assets may include…”), which implies consideration of the operation of the Infrastructure Assets/portfolio companies undertaken by the JVs.

2.	We note your statements indicating that your officers and directors will “focus on operating the business of the Company and the JVs, which activities include, but are not limited to: (1) overseeing, managing and supporting JVs and Infrastructure Assets; (2) directly serving on the governing bodies of JVs; (3) monitoring and managing the Company’s Infrastructure Assets on an ongoing basis….” (emphasis added). Please explain why the directors’ and officers’ spending efforts are so focused on the Control JVs and “the Company’s Infrastructure Assets” would not involve investing in securities, given the Control JVs appear to purchase securities of Infrastructure Assets/portfolio companies. To the extent that only persons not associated with you effect investments in Infrastructure Assets/portfolio companies, please clarify.

The Company intends to provide a response under separate cover.

3.	Please provide your analysis supporting your conclusion that you are an investment company under ASC 946. In your response, please provide your analysis of each of the characteristics under ASC 946, including (i) the fundamental characteristics in ASC 946-10-15-6, (ii) the typical characteristics in ASC 946-10-15-7, and (ii) the implementation guidance in ASC 946-10-55.

The Company intends to provide a response under separate cover.

4.	Please explain why your interests in JVs are not consolidated with your financial statements, citing to Regulation S-X, US GAAP (e.g., ASC 946), and other relevant accounting guidance. In your response, please explain whether (i) the JVs meet the definition of an investment company pursuant to ASC 946 and (ii) the JVs provide services to and/or act as extensions of your business.

The Company intends to provide a response under separate cover.

5.	We note your analysis regarding your status as “that type of investment company known as a ’special situation’ investment company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit,” United Stores Corp., 10 S.E.C. 1145 (1942). We have the following related comments:

The Company intends to provide responses under separate cover.

a. We note your response to our request for you to “address whether you will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies’ securities.” Please expand on this discussion to: (i) describe the approximate percentage of your income you expect to be derived, through JVs, from Infrastructure Asset/portfolio company exits—and why; and (ii) clarify why you believe that “[i]f [your] primary purpose in causing [your] Control JVs to acquire Infrastructure Assets was to sell said Infrastructure Assets, then the only measure of [your] success would be realized gains.” (emphasis added)

b. We note your response to our request for you to “describe and discuss whether the Company will, at the time of a Control JV’s acquisition of a portfolio company’s securities, generally expect that the Control JV will at some point in the future sell those securities.” We reissue this request. In this regard, it does not appear that an inability to predict the scale of the company, for example, would preclude you from expecting to sell those securities in the future or otherwise anticipate any future intention to liquidate an investment. In your response, please describe whether you would generally expect—at the time of acquisition—to operate an Infrastructure Asset indefinitely or if, alternatively, you acquire Infrastructure Assets with an understanding of a probable exit horizon for that asset.

The Manager, page 3

6.	We note your response to our prior comment 4. We note the disclosure that I Squared formed the Manager. Please disclose when I Squared formed the Manager, and if the Manager has previously managed funds or portfolios of assets, including in which sectors.

In response to the Staff’s comment, the Company respectfully notes that I Squared Capital Registered Advisor LLC, the Manager, was formed on July 23, 2024 as a wholly owned subsidiary of I Squared and became an investment adviser registered under the Advisers Act effective January 31, 2025. As of the date of this Response Letter, the Manager has entered or expects to enter into advisory service arrangements with ISQ OpenInfra Income Fund and ISQ OPEN Infrastructure Fund Master SCSp as part of I Squared’s retail wealth product platform, but has not yet commenced management operations for any of these vehicles. Further, the Manager is an affiliate of I Squared Capital Advisors (US) LLC, which had 76 pooled investment vehicles as its clients as of March 2025 and has been registered under the Advisers Act since 2013.

Share Redemptions, page 23

7.	We have reviewed your response to prior comment 5. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.

The Company respectfully acknowledges the Staff’s comment.

8.	We have reviewed your response to our prior comment 6 and maintain that the application of the 2007 Alston & Bird LLP class exemptive relief (or “2007 exemption”) is strictly limited to non-listed REITs. Nevertheless, there may be other ways to ensure compliance with Regulation M and for covered persons, including you, to conduct activities in a manner that will not violate the other anti-manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5. Moreover, on page 9 of your response letter, you acknowledge that, to the extent you “[e]ngage in redemptions (or other bids or purchases) of the covered security outside of a ‘distribution’ of securities, during the applicable Regulation M ‘restricted period,’ [you] would be responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102.” Please advise.

The Company respectfully acknowledges the Staff’s comment and acknowledges that it will engage in redemptions to the extent consistent with the anti-manipulation and anti-fraud provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

Please do not hesitate to call any of Benjamin Wells at (212) 455-2516 or Nicholas Ridley (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	ISQ Open Infrastructure Company LLC

Rajib Chanda

Benjamin Wells

Nicholas Ridley

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